                  EXHIBIT 3(ii)(b)

         AMENDMENT TO ARTICLE III, SECTION 7 OF THE BY-LAWS OF VOICENET, INC.

SECTION 7. Notice of Meetings. Notice of each special meeting of the Board of Directors (and of each regular meeting for which notice shall be required) shall be given by the Secretary as hereinafter provided in this Section 7, which notice shall state the time and place of the meeting. Except as otherwise required by these by-laws, such notice need not state the purposes of such meeting. Notice of each such meeting shall be given to each director at least two days before the day on which such meeting is to be held by telephone, telegraph, cable, telex, telecopier, email or other similar means, or be delivered to him personally. Any director may, from time to time, furnish the Secretary with a physical address, email address or telephone number to which notice shall be directed. Notice of any such meeting need not be given to any director who shall attend such meeting, except when he shall attend for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.